Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

January 19, 2024

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jeff Gordon

Re:	Howloo, Inc. Offering Statement on Form 1-A File No. 024-12359

Dear Mr. Gordon:

This letter is submitted on behalf of our client, Howloo, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed November 17, 2023, and amended on December 29, 2023.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated January 9, 2024; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment No. 1 to Form 1-A filed December 29, 2023 Cover Page

1.	Comment: We note your response to prior comment 1 and reissue. Additionally, please revise to include the total voting power that the executive officers and directors, as a group, will hold after this offering, including the irrevocable voting proxies.

Response: We have revised our disclosure in accordance with the Staff’s comments.

2.	Comment: We note your response to prior comment 2. Please revise to ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Financial Statements, page 1

3.	Comment: We have reviewed your response to prior comment 3. We note your disclosure in Note 7 on page 12 of the December 31, 2022 financial statements that you converted from an LLC to a C Corp on January 1, 2023 and issued 14,352,000 shares to the owners. As such, please revise your presentation in the interim financial statements for the six months ended June 30, 2023, to present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 on the face of the financial statements. Also, please include the applicable disclosures required by ASC 505-10-50-2 and 50-3 in regards to your equity.

Response: We have revised the presentation to present the effect of the conversion from limited liability company to C corporation in the statement of equity.  We have also reflected this adjustment on the balance sheet.   We have presented earnings per share data on the statement of operations, and we have adjusted disclosures accordingly int he notes to the financial statements.  We do not believe there are any disclosures or effects of ASC 505-10 as this was a reclassification amongst equity, no stock based compensation for shares issued.

4.	Comment: Regarding the issuance of 14,352,000 shares to the owners on January 1, 2023, please tell us what consideration you gave to reflecting the shares issued as outstanding for all periods presented in a manner similar to a stock split. Refer to ASC 260-10-55-12 and SAB Topic 4:C.

Response: We have reflected the effect of the conversion in the statement of equity for the period ended June 30, 2023, resulting from a reclassification of members' equity to the respective other line items within stockholders' equity.  We believe this is consistent with other comparable companies.  We have presented earnings per share for the current and comparative period.

Compensation, page 18

5.	Comment: Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023. Additionally, revise to state the nature of any family relationship between any director or executive officer.

The changes reflected in this Amendment have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks